Exhibit 10 h:

AMENDMENT
TO
AMPAL-AMERICAN ISRAEL CORPORATION

1998 LONG-TERM INCENTIVE PLAN

          Section VIII(a) of the 1998 Long-Term Incentive Plan of Ampal-American Israel Corporation (the “Corporation”), is hereby amended to read in its entirety as follows:

          “(a)  Assignability.  Unless provided to the contrary in any Award, no Award shall be assignable or transferable except by will or by the laws of descent and distribution and during the lifetime of a Participant, the Award shall be exercisable only by such Participant.  Notwithstanding the foregoing, the Committee, in its discretion, may at any time permit, subject to such terms and conditions as the Committee may impose, the transfer by gift of an Award by any Participant solely to one or more members of the Participant’s immediate family or to a trust (including a revocable trust) for the benefit thereof.  In addition to the foregoing assignment provisions, a Participant may assign all or a portion of his or her Award to any third party with the consent of the Committee and subject to the terms and conditions of the Plan and such other conditions and limitations as the Committee may impose.”

Exhibit 10 i:

AMENDMENT
TO
AMPAL-AMERICAN ISRAEL CORPORATION

2000 INCENTIVE PLAN

          Section 10.4 of the 2000 Incentive Plan of Ampal-American Israel Corporation (the “Corporation”), is hereby amended to read in its entirety as follows:

          “10.4.  Transferability.  No Option that is intended to qualify as an “incentive share option” under Section 422 of the Code shall be assignable or transferable by the Optionee, other than by will or the laws of descent and distribution, and such Option may be exercised during the life of the Optionee only by the Optionee or his guardian or legal representative.  “Nonqualified share options” and any share appreciation rights granted in tandem therewith are transferrable (together and not separately) with the consent of the Committee by the Optionee or Holder, as the case may be, to any one or more of the following persons (each, a “Permitted Assignee”): (i) the spouse, parent, issue, spouse of issue, or issue of spouse (“issue” shall include all descendants whether natural or adopted) of such Optionee or Holder, as the case may be; (ii) a trust for the benefit of one or more of those persons described in clause (i) above or for the benefit of such Optionee or Holder, as the case may be, or for the benefit of any such persons and such Optionee or Holder, as the case may be; or (iii) an entity in which the Optionee or Holder or any Permitted Assignee thereof is a beneficial owner; provided, however, that such Permitted Assignee shall be bound by all of the terms and conditions of this Plan and shall execute an agreement satisfactory to the Company evidencing such obligation; provided, further, however that any transfer by an Optionee or Holder who is not then a Director of the Company to any Permitted Assignee shall be subject to the prior consent of the Committee; and provided, further, however, that such Optionee or Holder shall remain bound by the terms and conditions of this Plan.  The Company shall cooperate with an Optionee’s Permitted Assignee and the Company’s transfer agent in effectuating any transfer permitted pursuant to this Section 10.4.  In addition to the foregoing assignment provisions, an Optionee or Holder may assign all or a portion of his or her Options to any third party with the consent of the Committee and subject to the terms and conditions of the Plan and such other conditions and limitations as the Committee may impose.”